Skadden, Arps, Slate, Meagher & Flom llp and affiliates

M E M O R A N D U M

          September 6, 2017

James E. O'Connor Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:Great Elm Capital Corp.

Dear Mr. O'Connor:

Transmitted herewith is Pre-Effective Amendment No 2 related to the Registration Statement of Great Elm Capital Corp.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon

Kenneth E. Burdon